August 5, 2024

CONFIDENTIAL SUBMISSION

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Nomadar Corp. Draft Registration Statement on Form S-1 CIK No. 0001994214

Ladies and Gentlemen:

On behalf of our client, Nomadar Corp., a Delaware corporation (the “Company”), we hereby confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) relating to the proposed registration for resale of shares of the Company’s common stock held by certain registered stockholders, for nonpublic review by the staff of the Securities and Exchange Commission pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).

In accordance with Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,235,000,000 for the period from August 8, 2023 (inception) through December 31, 2023. Moreover, the Company’s common equity securities have not previously been sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Registration Statement and all amendments thereto will be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company conducts a road show, as such term is defined in 17 C.F.R. § 230.433(h)(4).

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 768-6839 or at (212) 768-5384.

Sincerely,

/s/ Jeffrey Baumel
Jeffrey Baumel

cc:	Grant Levine
Dentons US LLP

cc:	Joaquin Martin
Carlos Lacave
Nomadar Corp.